

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Andrea J. Young
Chief Financial Officer
UNITED GUARDIAN INC
230 Marcus Blvd.
Hauppauge, NY 11788

  Re: UNITED GUARDIAN INC
   Form 10-K for the Fiscal Year ended December 31, 2020

Dear Ms. Young:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences